UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8° andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

PUBLICLY-HELD COMPANY

Corporate Taxpayers’ Registry No. (CNPJ/MF) 02.558.134/0001-58

BOARD OF TRADE NO. (NIRE) 33 300 26253-9

EXCERPT OF ITEM 9 FROM THE MINUTES OF THE 353RD GENERAL MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 26, 2010

.

As secretary of the meeting of the Board of Directors, held on this day, I CERTIFY that Item 9 of the Agenda – “Corporate Act: Resignation and substitution of Mr. Julio Cesar Pinto in the companies of Grupo Oi” of the Minutes of the 353rd Meeting of the Board of Directors of Tele Norte Leste Participações S.A. (“TNL”), held on August 26, 2010, at 2:00 p.m., at the meeting room of the Board of Directors at Praia de Botafogo No. 300, 11th Floor, Room 1101, Botafogo, City of Rio de Janeiro, State of Rio de Janeiro, reads as follows:

“Regarding Item (9), the resignation of Mr. Julio Cesar Pinto from the positions described below was registered, and the vacated positions were filled as follows: a) Mr. Julio Cesar Fonseca was appointed to the position of Officer of TNL without specific assignment; (…). Regarding Item 9(a), the appointment of Mr. Julio Cesar Fonseca, named below, to the Company’s executive board without specific assignment, was unanimously approved for the remaining duration of the term of office. The Board of Directors recorded the Company’s Executive Board, which is comprised of the following officers, as of this day: (i) Chief Executive Officer: LUIZ EDUARDO FALCO PIRES CORRÊA, Brazilian, married, engineer, bearer of the identity card (RG) No. 6056736, issued by SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 052.425.988-75, with the address of Rua Humberto de Campos No. 425, 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro;(a) Executive Officer, without specific assignment, and Investor Relations Officer, ALEX WALDEMAR ZORNIG, Brazilian, married, business administrator, bearer of the identity card (RG) No. 9415053, issued by SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 919.584.158-04, with the address of Rua Humberto de Campos No. 425, 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro;(c) Executive Officer, without specific assignment, JULIO CESAR FONSECA, Brazilian, married, psychologist, bearer of the identity card (RG) No. M-1.367.001, 9415053, issued by SSP/MG, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 318.103.906/30, with the address of Rua Humberto de Campos No. 425, 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro; (d) Executive Officer, without specific assignment: FRANCISCO AURÉLIO SAMPAIO SANTIAGO, Brazilian, married, engineer, bearer of the identity card (RG) No. 244543, issued by SSP/SE, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 145.053.631-04, with the address of Rua Humberto de Campos No. 425, 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro; and(e) Executive Officer without specific assignment: MAXIM MEDVEDOVSKY, Brazilian, married, engineer, bearer of the identity card (RG) No. 101915858, issued by SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) No. 016.750.537-82, with the address of Rua Humberto de Campos No.425, 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro. The term of office of all the above is until the first meeting of the Board of Directors to follow the General Shareholders’ Meeting of 2013.”

A majority of the active members of the Board of Directors were in attendance, and the following signed the minutes: (/s/) José Mauro M. Carneiro da Cunha—President, Alexandre Jereissati Legey, Cristiano Yazbek Pereira (alternate), Ivan Ribeiro de Oliveira, Fernando Magalhães Portella, Joaquim Dias de Castro (alternate), Marcel Cecchi Vieira, Fábio de Oliveira Moser and Otávio Marques de Azevedo. Rio de Janeiro, August 26, 2010.

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer